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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934




                       Electronic Transmission Corporation
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                    286002100
                                 (CUSIP Number)


                                Robert E. Fortier
                          5025 Arapaho Road, Suite 515
                               Dallas, Texas 75248
                                 (972) 980-0900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                January 31, 1999
             (Date of Event which Requires Filing of this Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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SCHEDULE 13D

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CUSIP No.  286002100

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         1)  Name of Reporting Person.
             S.S. or I.R.S. Identification No. of Above Person

             Robert E. Fortier

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         2)  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                  a) [ ]  b) [ ]

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         3)  SEC Use Only

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         4)  Source of Funds (See Instructions)                   00

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         5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(d) or 2(e)                                              [ ]

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         6)  Citizenship or Place of Organization.            United States

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Number of         7)       Sole Voting Power                  3,709,236
Shares Bene-
ficially Owned    --------------------------------------------------------------
by Each           8)       Shared Voting Power                -0-
Reporting
Person With       --------------------------------------------------------------
                  9)       Sole Dispositive Power             3,709,236

                  --------------------------------------------------------------
                  10)      Shared Dispositive Power           -0-

                  --------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                       3,709,236

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12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [X]

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13)      Percent of Class Represented by Amount in Row (11)                  42%

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14)      Type of Reporting Person (See Instructions)

         IN


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ITEM 1.           SECURITY AND ISSUES.

         This statement on Schedule 13D relates to shares of common stock, $.001 par value ("Shares") of Electronic Transmission Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 5025 Arapaho Road, Suite 515, Dallas, Texas 75248.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a)      Robert E. Fortier

         (b)      5025 Arapaho Road, Suite 515, Dallas, Texas 75248.

         (c) President and Chief Executive Officer of Electronic Transmission Corporation, 5025 Arapaho Road, Suite 515, Dallas, Texas 75248.

         (d)      No.

         (e)      No.

         (f)      United States

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Fortier acquired the Shares in connection with the acquisition by the Issuer of 100% of the issued and outstanding shares of stock of Health Plan Initiatives, Inc., a Texas corporation ("HPI"). HPI was owned 100% by Mr. Fortier. The acquisition was accomplished through the merger of ETC Acquisition Corp., a Texas corporation and wholly-owned subsidiary of the Issuer ("ETC Acquisition"), with and into HPI. Upon consummation of the merger with ETC Acquisition, HPI became a wholly-owned subsidiary of the Issuer. The relative value of HPI and number of Shares received by Mr. Fortier was determined by negotiations between the Issuer's board of directors and Mr. Fortier. Since the respective acquisition involved all stock, there was no financing or other consideration.

ITEM 4.           PURPOSE OF TRANSACTION.

         HPI offers services similar to the Issuer. The purpose of the transaction is to utilize business and management synergies at the Issuer and HPI to improve, if possible, the business of the Issuer. Mr. Fortier will continue to review his ownership in the Shares. Mr. Fortier reserves the right to acquire additional Shares, maintain his current equity position or dispose of all or a portion of his Shares. Other than as set forth above, Mr. Fortier does not currently have plans or proposals which would result in any of the actions set forth in parts (a) through (j) of this Item 4.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the close of business on February 1, 1999, Mr. Fortier beneficially owned 3,709,236 Shares or approximately 42% of the Issuer's outstanding 8,831,514 Shares. As part of his Employment Agreement with the issuer, Mr. Fortier also has the right to receive on the date of commencement of the second renewal term, an option to purchase the equivalent of 3% of the outstanding Shares calculated on a fully diluted basis, if he remains employed with the Issuer on the

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date of grant. The exercise price shall be the average trading price of the stock on the date of grant. Since the option under Mr. Fortier's Employment Agreement has not been granted, Mr. Fortier disclaims beneficial ownership of any Shares underlying such option.

         (b) Mr. Fortier has the sole voting and dispositive power with respect to the 3,709,236 Shares he owns.

         (c) No other transactions in the Issuer's Shares were effected during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As part of the transaction, Mr. Fortier and the Issuer entered into a Registration Rights Agreement which gives Mr. Fortier certain demand and piggy-back registration rights. At the current time, Mr. Fortier does not have plans to demand registration of his Shares. However, Mr. Fortier reserves the right to exercise his registration rights as circumstances may determine.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.


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SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Date:    February 9, 1999              /s/ ROBERT E. FORTIER
                                       -----------------------------------------
                                       ROBERT E. FORTIER

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